Exhibit 99.(a)(5)(HH)

Telephone Conference on the Release of
E.ON AG’s Interim Report for January 1 - June 30, 2006

Düsseldorf, August 15, 2006

Presentation by:

Dr. Wulf H. Bernotat

Chairman of the E.ON AG Board of Management and CEO

Please check against delivery

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Ladies and gentlemen, I too would like to welcome you to today’s telephone conference. As usual, we’ll be providing you with an overview of our results, recent developments, and the challenges ahead.

E.ON again performed very successfully in the first half of 2006. We grew our sales by a substantial 31 percent to €36.9 billion and our adjusted EBIT by 13 percent to €4.8 billion. In view of our positive performance, we’ve raised our earnings forecast for full year 2006. We now expect our adjusted EBIT to surpass the high prior-year level. In a few moments, Erhard Schipporeit will give you a more detailed look at our financial figures.

Through the book gain on the Degussa transaction, our results again benefited from the sale of noncore assets. But it’s the last time, since the Degussa transaction marks the end of our focus on the power and gas business. We’re now concentrating entirely on a new chapter of the E.ON story. A main theme of this chapter is, of course, our plan to acquire the Spanish energy utility Endesa, which would give us attractive market positions in Southern Europe and South America, regions with strong rates of economic growth.

In February of this year, we made a cash offer of €27.50 per share for 100 percent of Endesa stock. Pursuant to the terms of our offer, we adjusted the price to €25.405 per share following Endesa’s dividend payout in July. The EU Commission issued an unconditional antitrust approval of the transaction back in late April. On July 27, Spain’s Comisión Nacional de Energía (CNE) also approved the transaction but attached numerous and, above all, far-reaching conditions. Because we see no justification for the CNE’s conditions, on August 10 we filed an appeal against them with Spain’s Ministry of Industry. The ministry now has up to three months to decide on our appeal. We remain strongly committed to this transaction and are unchanged in our expectation that we’ll bring it to a successful conclusion.

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Although our focus is now clearly on the Endesa acquisition, we continue to move forward with our other strategic objectives. On July 12, 2006, we signed a framework agreement with Gazprom to exchange assets in gas production and in gas trading, gas sales, and the electricity business. Under the agreement, E.ON is to acquire a 25 percent stake (minus one share) in Yushno Russkoye in Siberia, one of the world’s largest natural gas fields. In return, Gazprom is to acquire minority stakes of 50 percent (minus one share) in E.ON Földgaz Storage and E.ON Földgaz Trade, our two Hungarian gas companies, and in E.ON Hungária, a regional power and gas distributor. The Natural gas production at Yushno Russkoye is expected to begin next year. In view of the increasing demand for natural gas, E.ON is making an important contribution towards enhancing Europe’s security of supply for the long term.

The war in the Middle East again underscores how important it is to act now to secure energy supplies for the long term. It reminds us that dependence on energy imports is the achilles heel of industrialized countries. But it’s disconcerting that we need a conflict of these dimensions and new record gasoline prices to put energy supply security back on our agenda. Regardless of the current headlines, we need to have a clear idea of the challenges industrialized countries will face going forward.

One challenge is the dramatic increase in global energy demand caused by countries like China and India, which are experiencing rapid economic growth and consequently have an enormous energy appetite. Another challenge is the depletion of fossil energy reserves. Moreover, with the exception of coal, most of these reserves come from regions that are once again demonstrating their political instability.

In this market environment, the price of oil, which remains the leading indicator on the global energy market, has more than doubled in the past two years. The era of cheap energy is over, and Europe needs to realize that it will have to compete for the world’s oil and gas reserves.

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In principle, Europe is taking the right strategic course for dealing with these uncertainties and risks: the creation of a single energy market offering advantages of scale and in which companies like E.ON operate throughout Europe. Only large energy companies can negotiate with raw material suppliers as equals, invest in state-of-the-art power plants and network infrastructure, develop new technologies, and use these technologies on a large scale. As risks increase worldwide, Europe needs strong energy companies. That’s why the Endesa acquisition is not only an important step for E.ON, but also—and especially—for the European energy market. E.ON is once again the pacesetter as Europe moves towards becoming a truly single market for energy.

To improve Europe’s long-term security of supply, we need to work even more closely with producer countries like Russia and Norway, but also to explore new supply options, such as procuring LNG from new supply regions. Moreover, we urgently need to work more systematically at tapping our most precious energy source: energy efficiency. No kilowatt-hour conserves resources and protects the climate more than the one that doesn’t have to be generated.

E.ON is already doing a lot in all these areas. Over the next few years, we’re investing €100 million in a groupwide initiative to foster energy research. This includes €40 million for a new research institute at RWTH Aachen University, which will put an important focus on energy efficiency. But we also know from our the sometimes heated dialog with our customers that it’s not enough for the energy we supply to be secure and climate-friendly. Industry and consumers are justified in demanding that it must above all be reasonably priced. It’s been pointed out before that Germany isn’t immune to international price trends. But Germany also has policy tools through which it can influence energy price developments. Unfortunately, until now it has used them in the wrong way.

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In Germany, the government pockets about 40 cents of every euro residential customers pay for electricity. The government is effectively pocketing all the advantages that energy market liberalization has delivered since it was introduced in 1998. With this in mind, it’s worth asking whether Germany, through its subsidies for renewable energies or national allocation plan for emission certificates, has always taken the most efficient path towards climate protection. I have my doubts.

Of course, it only makes sense to discuss these questions in the context of a comprehensive energy strategy that achieves a reasonable balance between competition, security of supply, and climate protection. That’s why we’re concerned about the direction Germany’s new regulation of electricity and gas networks is taking. The Federal Network Agency (known by its German abbreviation, BNetzA) has ruled on the network charges of a number of network operators, including one of our regional distribution companies. The BNetzA reduced our subsidiary’s charges by about 14 percent, which is in line with our expectations which were adjusted in the course of the year. In the days and weeks ahead, the BNetzA is expected to rule on the network charges of our transmission system operator in Germany (E.ON Netz) and the network operators of our other regional distribution companies.

We’ll pass all of these charge reductions through to our customers, although it’s likely that the reductions will soon be counteracted by higher procurement costs in our electricity business and the increase in Germany’s VAT. In view of this, we’ll work with Germany’s state-level energy regulatory agencies to find viable and customer-friendly solutions.

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In late June, the BNetzA presented its proposed incentive plan for network regulation. We’re critical of this plan. The plan doesn’t create incentives for network operators to boost efficiency for the long term, since its proposed efficiency enhancements and cost reductions can neither be achieved nor surpassed. Despite our difference of opinion with the BNetzA, we support the rapid introduction of a workable incentive plan and will continue to play a constructive role in this process.

Our half-year results demonstrate that we continue to work hard to achieve our growth objectives and further enhance E.ON’s value. And we’re doing so in an increasingly difficult environment, both in terms of the international energy situation, the energy policy and regulatory environment. To be successful in today’s liberalized energy markets, energy companies need to have the right strategy and be financially strong. Just like E.ON.

With that, I’ll hand things over to Erhard Schipporeit.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211-4579-4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.